TOURNIGAN GOLD CORPORATION

520 – 800 West Pender Street

Vancouver, BC Canada

Telephone: (604) 683-8320, Fax; (604) 683-8340

Argosy Minerals Inc.

March 10, 2003

20607 Logan Avenue

Langely, B.C.

V3A 7R3

Attention:

Dear Sirs:

Re:

Letter of Intent to Purchase

Kremnica Gold Project, Slovak Republic (the “Project”)

This Letter of Intent sets out the terms on which Tournigan Gold Corporation (“Tournigan”) offers to acquire from Argosy Minerals Inc. (“Argosy”) a 100% interest in the Project.

We understand, and ask you to confirm on Schedule A that:

a.

Kremnica Gold A.S.  (“KGA”), a corporation under the laws of the Slovak Republic, owns 100% of the Project.

b.

KGA is a wholly owned subsidiary of Argosy subsidiary Argosy Mining Corp.

c.

The Project is not subject to any encumbrance or royalties except as you will set out on Schedule “A”.

All references to dollar amounts are in Canadian currency.

Subject to all necessary regulatory approvals (including all necessary acceptances of The TSX Venture Exchange Inc. (“TSX”), the purchase agreement will contain the following terms:

1.

Tournigan will purchase registered and beneficial ownership of all of the shares in KGA.

2.

At the closing of the purchase of the KGA shares (the “Closing”),  KGA and the Project  will be free of any underlying royalties except any royalties and taxes payable under any Slovak laws and regulations.

3.

Tournigan will assume all of the ongoing liabilities of KGA and the employment contract between Mr. Boris Bartalsky and Argosy Mining Corp., such liabilities to be set out in Schedule “A” hereto.

4.

Tournigan will pay a signature fee to Argosy of $25,000. to secure an exclusive right to the opportunity for a period of 90 days (the “Due Diligence Period”).  The signature fee will be non-refundable, except in the event of a material misrepresentation by Argosy in the terms of this agreement, or the failure or inability of Argosy to close the purchase of KGA contemplated herein as reflected  in the formal Share Purchase Agreement.

5.

The Formal Share Purchase Agreement shall be prepared by Tournigan’s counsel and will contain such standard warranties and representations, and conditions of closing as are customary for a transaction of this nature.

6.

Argosy will provide Tournigan with its complete data set for the Project including technical studies, geeological logs, plans, assays and all such additional information that would enable Tournigan to evaluate the opportunity.

7.

The acquisition of the KGA shares is intended to provide ownership to Tournigan of all of the Slovak assets associated with the Project including the Ludovika land and buildings, laboratory, office equipment, field supplies and motor vehicles. If such items are not presently owned by KGA but are instead owned by some other legal entity owned by Argosy then Argosy will cause such assets to be part and parcel of this Agreement.

8.

Argosy will provide Tournigan with access to all correspondence with such government bodies as appropriate to establish ownership of surface and mineral rights, and to determine real and potential liabilities with respect to the Kremnica Project.

9.

Argosy to provide access to KGA’s personnel for the Due Diligence Period and those personnel will arrange and attend such meetings with government and other regulatory entities as is reasonable for Tournigan to satisfactorily perform its due diligence.

10.

Argosy will provide the information and access referred to in paragraphs 6, 7 & 8 as soon as reasonably possible, provided that, if not provided to Tournigan’s reasonable satisfaction within 21 days of the date of execution of this letter, the Due diligence period shall be extended by the period beyond 21 days required to obtain Argosy’s data.

11.

On completion of a satisfactory due diligence study and prior to the end of the Due Diligence Period, Tournigan will advise Argosy in writing (“Purchase Notice”) of its’ intention to purchase the KGA shares, and set a date for Closing which, subject to TSX acceptance, will not be more than 45 days from the date of the Purchase Notice.

12.

The Purchase Price for the shares of KGA shall be CDN$500,000 (Five Hundred Thousand Dollars), payable in cash at Closing.

13.

Argosy will agree to an area of exclusive interest for the benefit of Tournigan within a radius of five kilometres from the current external boundaries of the Project.

14.

Any information concerning any of Tournigan, Argosy and their respective affiliates and properties disclosed to the other parties or their representatives, which has not been publicly disclosed, shall be kept strictly confidential by them and shall not be disclosed or used by the recipients thereof whether or not the transactions contemplated herein occur until publicly disclosed by the party to which such information relates.  Except as may be required under applicable law, no press releases relating to the transaction contemplated hereby shall be issued by either party or their affiliates, nor shall the terms of this Letter Agreement be disclosed to third parties, other than the representatives of the parties, without the prior consent of the other parties.  All necessary press releases shall be submitted for approval by the party preparing such press release to the other party prior to the filing thereof in accordance with applicable laws.

15.

In the event that Tournigan does not complete the purchase of KGA, Tournigan will return all data and information regarding the Project in its possession to Argosy within 10 days of the termination of this Agreement.

16.

Tournigan  and Argosy agree to perform or cause to be performed in a timely fashion all such acts and deeds as may be required to give full force and effect to the terms and provisions set out herein and to cooperate with each other and each other’s counsel and other professional advisors in the preparation, execution and delivery of any and all documents or instruments necessary to give full force and effect to the terms and provisions set out herein.

17.

This Letter of Intent and the formal purchase Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia.

18.

This Letter of Intent may be executed in counterparts and delivered by facsimile, each of which shall be deemed to be an original but all of which together shall constitute one and the same agreement.

If the foregoing terms are acceptable, please indicate by signing and returning the enclosed copy of this letter and confirming Schedule “A”.  We will then initiate the drafting of a formal option agreement while we are conducting our due diligence.

Yours truly,

TOURNIGAN VENTURES CORPORATION

Per:

“Paul Simpson”

Paul Simpson, Corporate Secretary

The foregoing terms are accepted and agreed to this __11___ day of March, 2003.

ARGOSY MINERALS INC.

Per:

“Cecil R. Bond”

Cecil R. Bond, Director

Schedule “A”

Argosy Confirmation

Argosy Minerals Inc. hereby confirms that:

A.

Incorporation and Ownership

i)

Kremnica Gold a.s. is a corporation under the laws of the Slovak Republic and is the owner of the Project, and

ii)

Kremnica Gold a.s. is wholly owned by Argosy Mining Corp. a wholly owned subsidiary of Argosy Minerals Inc.

iii)

Mining Title for the Mining Licence is MHD-D.P.12 from January 21, 1961 assigned to Kremnica Gold on April 24, 1997.

iv)

Exploration Title for the exploration area is E.L. 812 36 Bratislava. NAMESTIE LUDOVIKA STURA 1, dated September 18, 2002.

B.

Royalties

The project is not subject to any royalties except those royalties and taxes imposed by the Slovak authorities.

C.

Liabilities

i)

Liabilities of Kremnica Gold a.s. are only those incurred in the normal course of business, and

ii)

Employment contract for Mr. Boris Bartalsky signed between:

(a)

Mr. Bartalsky and Argosy Slovakia s.r.o., now merged with Kremnica Gold a.s., and

(b)

Mr. Bartalsky and Argosy Mining Corp.

D.

Signed by Argosy Minerals Inc. this  11th  day of March, 2003

“Cecil R. Bond”

Cecil R. Bond, Director

(For and on behalf of Argosy Minerals Inc.)

Sps/030603